Recycline, Inc.

preserve

ANNUAL REPORT

657 Main Street

Waltham, MA 02451

(508) 878-1073

https://www.preserve.eco/

This Annual Report is dated April 14, 2023.

BUSINESS

Recycline, Inc. (d.b.a. "Preserve" or the "Company") is a C-Corporation organized under the laws of the state of Massachusetts. Preserve is also a certified B-Corporation, and is one of the leading sustainable consumer goods companies that produces stylish, eco-friendly household and personal care products, as well as products for food service, all made in the USA.

Preserve's business model is centered on reducing the environmental impact of consumer goods by producing products that require lower carbon emissions, lead to less consumption and waste, and protect our oceans.

By using recycled materials, plant-based bioplastics, and ocean-diverted plastics, Preserve seeks to create an ethos of reuse, recycling, and composting in the consumer products marketplace, a sector that is responsible for more than 25% of total U.S. emissions.

Preserve's products can be found in thousands of retail and food service locations across the US and the company has achieved over $100M in sales since its founding.

Preserve has achieved many awards for being a sustainable products company trailblazer, including ten years as Best for the Earth, through the B Corp awards system.

Preserve maintains four U.S. trademarks for the name Preserve, in support of all product lines, as well as trademarks for Gimme 5, Preserve2Go and Shave5. Preserve also maintains some form of trademark protection for the name Preserve for our products in four foreign countries, as well as the European Union. All of these trademarks are owned fully by Preserve.

Preserve holds patent # US 10,413,089 B2 for the Preserve cutlery dispenser which is a key component of Preserve's food service division. This patent is held by Eric Hudson, Preserve Founder & CEO, John Lively, Preserve COO, and Mohan Rajasekaran, General Manager at EVO Design, Preserve's primary design partner.

Preserve maintains four U.S. trademarks for the term Preserve, in reference to all of our product lines, as well as three trademarks for the terms Gimme 5, Preserve2Go and Shave5. Preserve also maintains some form of trademark protection for the name Preserve for our products in four foreign countries, as well as the European Union. All of these trademarks are owned fully by Preserve.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $1,246,500.00

Use of proceeds: Compostable Cutlery Manufacturing Assets

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $8,415,980 up 14% compared to fiscal year 2021 revenue of

$7,378,911. The increase comes from the Food Service products which almost rebounded to 2019 sales levels, while all other product lines except Oral Care and Compostable were down from 2021; Shave decreases were primarily due to a larger base in 2021 which had a number of new store launches in the retail sales channel.

Cost of sales

Cost of sales in 2022 was $6,199,004, an increase of approximately $832,778, from costs of $5,366,226 in fiscal year 2021. The 16% increase is largely due to a greater base of sales and vendor and manufacturers price increases.

Gross margins

2022 gross profit dollars increased by $180,848 over 2021 gross profit dollars, however percentage gross margins decreased from 27.3% in 2021 to 26.3% in 2022. The reduction in gross margin was caused by the increase in costs from vendors and manufacturers. Management did implement price increases to maintain margins with higher input costs; these Preserve price increases took effect mostly in the second half.

Expenses

The Company's expenses consist of, among other things, freight, compensation, royalty fees, marketing and sales expenses. Company expenses for 2022 were $2,671,556, up 10% or $239,090 from 2021 expenses of $2,432,466. Approximately $130,000 of this increase came from marketing in food service (offering cutlery dispensers at prices slightly below costs) and costs of increased selling through Amazon. Freight costs rose by 13% to $815,809.

Historical results and cash flows:

The Company is currently in the growth stage, and we are in our 25 th year of revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future, as through our investment of Crowdfunding capital we expect revenue growth to return to strong double digit growth and will see one to two years of greater expenses, and possible net losses, as we put our investment capital to work growing our brand and business. Past cash was primarily generated through operations and the sale of our products.

During periods of greater growth and investment in manufacturing assets we raised outside capital to fuel growth and the purchase of capital equipment both through equity raises and debt financing. Our near-term goal is to invest in key assets and that will augment our production platforms to add new capacity to meet current demand and to improve efficiencies and reduce costs of goods sold. In addition, we will engage in marketing programs that will drive our sales at key retail partners and in our ecommerce business. We will also invest in innovations, particularly in material developments, that will enable us to solidify our positions as leaders in the sustainable business / consumer products space.

These investments, both short and longer term, will require increasing our expenses and capital investments leading to greater cash outflows than the last few years. In two to three years, we project that they will lead to greater revenues, gross margins, and operating profits.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $76,711.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shareholder Loan 1

Amount Owed: $170,000.00

Interest Rate: 0.0%

Maturity Date: July 01, 2025

Creditor: Shareholder Loan 2

Amount Owed: $200,000.00

Interest Rate: 0.0%

Maturity Date: July 01, 2025

Creditor: ECH Trust Loan

Amount Owed: $1,025,000.00

Interest Rate: 0.0%

Maturity Date: July 01, 2025

Creditor: JK Trust Loan

Amount Owed: $250,000.00

Interest Rate: 0.0%

Maturity Date: July 01, 2025

Creditor: Kabbage

Amount Owed: $66,916.66

Interest Rate: 5.0%

Maturity Date: April 28, 2023

Creditor: 2019 Convertible Note

Amount Owed: $1,246,500.00

Interest Rate: 4.5%

Maturity Date: July 31, 2025

Creditor: SBA - Disaster Recovery

Amount Owed: $500,000.00

Interest Rate: 3.75%

Maturity Date: May 22, 2050

Creditor: JK Loan

Amount Owed: $350,000.00

Interest Rate: 3.0%

Maturity Date: July 01, 2025

Creditor: Closed Loop Fund

Amount Owed: $515,895.04

Interest Rate: 3.5%

Maturity Date: September 01, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Eric Hudson

Eric Hudson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: January, 1996 - Present

Responsibilities: Eric Hudson, as the Chief Executive Office, leads the Preserve team and works to map and form the company's strategic plan with the Preserve Board and management team. Eric also leads partnership and business development and works closely with all department heads, from sales to marketing, finance and operations/supply chain in week to week execution of Preserve's business imperatives. Salary & Equity Compensation: $85,000 annual salary; no annual equity compensation. Owns 18,984 shares and owns options for 3,462 shares.

Name: Anubhav Goel

Anubhav Goel's current primary role is with SPINS. Anubhav Goel currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2019 - Present

Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters. Salary & Equity Compensation: No annual salary; Preserve board members receive equity options under a two year contract; owns options for 1,236 shares.

Other business experience in the past three years:

Employer: SPINS

Title: Chief Solutions Officer

Dates of Service: May, 2022 - Present

Responsibilities: In his role as Chief Solutions Officer, Anubhav Goel leads a team of Business Unit GMs that innovate & commercialize solutions to help CPG, Strategic Partner, and Retail clients grow. Each GM partners cross-functionally to deliver Business Unit P&L results for 2022 while also building the engine for future growth to deliver SPINS' 5-Year Strategic Plan.

Other business experience in the past three years:

Employer: SPINS

Title: President, Client Growth Solutions

Dates of Service: March, 2018 - June, 2022

Responsibilities: Led SPINS' Brand Strategy, Consumer Insights, and Financial Clients divisions.

Name: Steven Berkenfeld

Steven Berkenfeld's current primary role is with EcoTopia Consulting. Steven Berkenfeld currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: October, 2019 - Present

Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters. Salary & Equity Compensation: No annual salary; owns options for 1,320 shares.

Other business experience in the past three years:

Employer: EcoTopia Consulting

Title: President, Founder/Principal

Dates of Service: January, 2020 - Present

Responsibilities: Advise early stage, mission driven companies on financing, strategy, and impact.

Other business experience in the past three years:

Employer: Brightcore Energy

Title: Chief Strategy Officer

Dates of Service: January, 2020 - Present

Responsibilities: Part time role, leading strategy for the company.

Other business experience in the past three years:

Employer: Svante

Title: Board Member

Dates of Service: December, 2019 - Present

Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

Employer: Avina Clean Hydrogen, Inc.

Title: Board Member

Dates of Service: November, 2022 - Present

Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

Employer: CarbonWave

Title: Board Member

Dates of Service: May, 2022 - Present

Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

Employer: Flux Marine, Ltd

Title: Board Member

Dates of Service: December, 2021 - Present

Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

Employer: Water Tower Research LLC

Title: Board Member and Special Advisor on Climate Tech and Sustainable Investing

Dates of Service: August, 2020 - Present

Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

Employer: The Clean Fight

Title: Board Member

Dates of Service: December, 2019 - Present

Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

Employer: ZincFive, Inc

Title: Advisory Board Member

Dates of Service: February, 2020 - Present

Responsibilities: Serve as an advisor to the company

Name: John Lively

John Lively's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: August, 2019 - Present

Responsibilities: In his role as COO, John Lively provides operational oversight and direction to all aspects of the company but focuses his time on Preserve's supply chain and operations. Salary & Equity Compensation: $120,000 annual salary. No annual equity compensation. Owns 545 shares; owns options for 2,776 shares.

Other business experience in the past three years:

Employer: Preserve

Title: Director, Materials and Environment

Dates of Service: January, 2007 - July, 2019

Responsibilities: As Director of Environment and Materials at Preserve, worked to bring the approaches of industrial ecology to everyday products like Preserve's toothbrushes, razors and cutlery.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Eric Hudson

Amount and nature of Beneficial ownership: 949,200

Percent of class: 31.0

RELATED PARTY TRANSACTIONS

Name of Entity: Eric Hudson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Shareholder Loan

Material Terms: $370,000 (current balance); 0% interest; 7/1/2025 (maturity).

Name of Entity: Eric Hudson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: ECH Trust Loan

Material Terms: $1,025,000 (current balance); 0% interest; 7/1/2025 (maturity).

Name of Entity: Eric Hudson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: 2019 Convertible Note

Material Terms: $ 970,000 (current balance); 4.5% interest; 7/31/2025 (maturity).

Name of Entity: John Lively

Relationship to Company: Director

Nature / amount of interest in the transaction: 2019 Convertible Note

Material Terms: $21,500 (current balance); 4.5% interest; 7/31/2025 (maturity).

OUR SECURITIES

The company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,977 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 3,605,100 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 553,850 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 28,800 shares to be issued pursuant to outstanding warrants.

The total amount outstanding does NOT include 500,000 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,246,500.00

Maturity Date: July 01, 2025

Interest Rate: 4.5%

Discount Rate: 88.0%

Valuation Cap: None

Conversion Trigger: $3 million equity raise

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company and hired 409a valuation firms. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer products industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Home Compostable Cutlery. Delays or cost overruns in the development of our Home Compostable Cutlery and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Preserve products are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's own trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Preserve or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Preserve could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2023.

Recycline, Inc.

By /s/ *Eric Hudson*

      Name: Recycline, Inc.

Title: CEO, President, Treasurer, Clerk, Director

Exhibit A

FINANCIAL STATEMENTS

Recycline, Inc. DBA Preserve

Financial Statements

December 31, 2022 and 2021



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

Recycline, Inc. DBA Preserve

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders
Recycline, Inc. DBA Preserve
Waltham, MA

We have reviewed the accompanying financial statements of Recycline, Inc. DBA Preserve (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 23, 2023
Glen Allen, Virginia

❯ **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Recycline, Inc. DBA Preserve

Balance Sheets
December 31, 2022 and 2021

Assets		2022		2021
Current assets:				
Cash	$	76,711	$	71,895
Accounts receivable		582,635		610,165
Inventory		1,828,254		1,570,972
Prepaid expenses		123,487		199,171
Total current assets		2,611,087		2,452,203
Right of use asset, net		20,643		70,144
Property and equipment, net		1,255,767		1,834,339
Total assets	$	3,887,497	$	4,356,686
Liabilities and Stockholders' Deficit				
Current liabilities:				
Current maturities of long term debt	$	236,960	$	220,764
Accounts payable		1,117,059		1,113,748
Accrued expenses		309,810		304,097
Lease liability, current		23,993		53,940
Other current liabilities		70,808		80,634
Total current liabilities		1,758,630		1,773,183
Long-term liabilities:				
Lease liability, long term		-		23,994
Long term debt, less current maturities		2,850,396		3,020,077
Convertible notes payable		1,246,500		1,246,500
Total long-term liabilities		4,096,896		4,290,571
Total liabilities		5,855,526		6,063,754
Stockholders' deficit:				
Common stock no par value; 6,000,000 shares authorized; 60,449 shares issued and outstanding		-		-
Additional paid-in capital		4,799,860		4,745,371
Accumulated deficit		(6,767,889)		(6,452,439)
Total stockholders' deficit		(1,968,029)		(1,707,068)
Total liabilities and stockholders' deficit	$	3,887,497	$	4,356,686

See independent accountants' review report and accompanying notes to financial statements.

2

Recycline, Inc. DBA Preserve

Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue, net	$ 8,415,980	$ 7,402,355
Cost of goods sold	6,217,501	5,347,230
Gross profit	2,198,479	2,055,125
Operating expenses:		
Selling and marketing	1,560,281	1,395,569
General and administrative expenses	705,785	751,941
Product management	437,043	422,980
Total operating expenses	2,703,109	2,570,490
Operating loss	(504,630)	(515,365)
Other income (expense):		
Paycheck Protection Program Loan forgiveness	-	164,600
Interest expense	(116,136)	(114,491)
Other income	335,302	186,507
Other expense	(29,986)	(44,750)
Total other income, net	189,180	191,866
Net loss	$ (315,450)	$ (323,499)

See independent accountants' review report and accompanying notes to financial statements.

3

Recycline, Inc. DBA Preserve

Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2021	$ -	$ 3,825,373	$ (6,128,940)	$ (2,303,567)
Redemption of note payable through issuance of common stock	-	800,000	-	800,000
Stock compensation	-	119,998	-	119,998
Net loss	-	-	(323,499)	(323,499)
Balance, December 31, 2021	-	4,745,371	(6,452,439)	(1,707,068)
Stock compensation	-	54,489	-	54,489
Net loss	-	-	(315,450)	(315,450)
Balance, December 31, 2022	$ -	$ 4,799,860	$ (6,767,889)	$ (1,968,029)

See independent accountants' review report and accompanying notes to financial statements.

Recycline, Inc. DBA Preserve

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (315,450)	$ (323,499)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation and amortization	611,499	744,140
Amortization of right of use asset	49,501	49,444
Paycheck Protection Program Loan forgiveness	-	(164,600)
Stock compensation	54,489	119,998
Change in operating assets and liabilities:		
Accounts receivable	27,530	(133,550)
Inventory	(257,282)	(257,715)
Prepaid expenses	75,684	(133,483)
Accounts payable	3,311	236,138
Accrued expenses	5,713	53,343
Lease liability	(53,941)	(50,284)
Other current liabilities	(9,826)	(14,557)
Net cash provided by operating activities	191,228	125,375
Cash flows used in investing activities:		
Purchase of property and equipment	(32,927)	(117,771)
Cash flows from financing activities:		
Payments on long-term debt	(220,402)	(517,002)
Proceeds from long-term debt	66,917	349,738
Proceeds from Paycheck Protection Program Loan	-	164,600
Net cash used in financing activities	(153,485)	(2,664)
Net change in cash	4,816	4,940
Cash, beginning of year	71,895	66,955
Cash, end of year	$ 76,711	$ 71,895
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 116,136	$ 114,491
Non-cash transactions:		
Redemption of note payable through issuance of common stock	$ -	$ 800,000

See independent accountants' review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Recycline, Inc. dba Preserve (the "Company") was founded in 1996 in the State of Massachusetts and is headquartered in Waltham, Massachusetts. The Company provides a range of recycled plastic and plant-based products for both in and out of the home, and for multi- or single-use occasions.

   Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

   As of and for the year ended December 31, 2022, two customers accounted for 58% of accounts receivable and three customers accounted for 56% of revenue. As of and for the year ended December 31, 2021, two customers accounted for 54% of accounts receivable and two customers accounted for 42% of revenue.

   Accounts Receivable: Accounts receivable consists of trade accounts receivable and is recorded at the invoice amount. The Company's trade accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and records an allowance for doubtful accounts when balances are deemed uncollectible. This allowance is based on management's estimate of the amount of receivables that will actually be collected. As of December 31, 2022 and 2021, the Company determined no allowance for doubtful accounts was necessary. Accounts receivable at January 1, 2021, was $476,615.

   Inventory: Inventory consists of production materials and finished goods and is stated at the lower of cost or net realizable value, with cost being determined using the first-in first-out method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. As of December 31, 2022 and 2021, no valuation allowance was considered necessary.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense are incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Assets: Intangible assets are stated cost and consist of patents for the Company's designs. The intangible assets were fully amortized as of December 31, 2022 and 2021. Amortization expense was $821 in 2021.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded in other income in the 2021 statement of operations (see Note 3).

Revenue Recognition: Effective January 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which provides guidance for revenue recognition. The guidance affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2021, under the modified retrospective transition method. The adoption of the standard did not have a material impact on the Company's beginning of year stockholder's deficit or revenue.

The Company's revenues primarily result from the sale of tangible products to commercial customers who use the products in their own service offers or resell the goods. Orders from customers are considered contracts and revenue is recognized when the underlying performance obligations are satisfied and the risks and rewards of ownership have been transferred to the customer, which generally occurs upon shipment of the finished product.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the time the product is shipped.

There were no contract assets as of December 31, 2022 and 2021. Contract liabilities consist of customer deposits and totaled $49,368 at December 31, 2022, $61,690 at December 31, 2021 and $61,743 at December 31, 2020.

1. **Summary of Significant Accounting Policies, Continued:**

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from revenue and cost of goods sold.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $239,203 for 2022 and $164,196 for 2021.

Income Taxes: The Company's deferred income taxes are based on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

New Accounting Guidance: In February 2016, the FASB issued ASU 2016-02 *Leases (Topic 842)*, which requires companies with leases to recognize on their balance sheets the assets and liabilities generated by lease contracts longer than a year. The standard requires entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of future rental payments. The Company adopted the standard effective January 1, 2021, using the modified retrospective approach. The adoption of the new standard resulted in recording a right of use asset of $119,588 and lease liability of $128,218 on the Company's balance sheets.

8

1.   **Summary of Significant Accounting Policies, Continued:**

New Accounting Guidance, Continued: In June 2016, the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses*, which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The new standard will be effective for periods beginning after December 15, 2022, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through February 24, 2023, the date the financial statements were available to be issued, and has determined that, except as disclosed below, there are no other subsequent events to be reported in the accompanying financial statements.

Effective January 19, 2023, the Company executed a stock split wherein each share of common stock is divided into fifty shares.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2022	2021
Office equipment	$ 36,127	$ 36,127
Software costs	166,894	166,894
Tooling	5,455,124	5,422,197
	5,658,145	5,625,218
Less accumulated depreciation	(4,402,378)	(3,790,879)
	$ 1,255,767	$ 1,834,339

Depreciation expense was $611,499 for 2022 and $743,319 for 2021.

3.   **Paycheck Protection Program Loan:**

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

During January 2021, the Company received a PPP loan in the amount of $164,600 with a maturity date of January 2026. The loan accrued interest at 1%. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

3. **Paycheck Protection Program Loan, Continued:**

As of December 31, 2021, the Company had used all of the loan proceeds for qualifying costs and was approved for full forgiveness of the loan in August 2021. As such, the Company reflected the full amount of the loan forgiveness as other income in the accompanying statement of operations for 2021.

4. **Notes Payable:**

In January 2011, the Company entered into a term loan with an individual for $350,000. The loan bears interest at 3%, payable quarterly, is uncollateralized, and matures in July 2025. The balance of the loan was $350,000 at December 31, 2022 and 2021.

In September 2017, the Company entered into a term loan with a third-party for $1,000,000. The loan bears interest at 3.5%, is uncollateralized, and requires monthly payments of $13,750 through maturity in September 2025. The balance of the loan was $515,895 at December 31, 2022, and $656,594 at December 31, 2021.

In November 2017, the Company entered into a term loan with an owner and officer of the Company for $15,000. The loan bore no interest, was uncollateralized, and was repaid in full at maturity in July 2022. The balance of the loan was $15,000 at December 31, 2021.

In February 2018, the Company entered into a term loan with an owner and officer of the Company for $27,158. The loan bore no interest, was uncollateralized, and was repaid in full at maturity in July 2022. The balance of the loan was $27,158 at December 31, 2021.

In April 2018, the Company entered into a term loan with an owner and officer of the Company for $200,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $15,000 of the balance in each of 2021 and 2022. The balance of the loan was $170,000 at December 31, 2022, and $185,000 at December 31, 2021.

In August 2018, the Company entered into a term loan with an owner and officer of the Company for $250,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $50,000 of the balance in 2021. The balance of the loan was $200,000 at December 31, 2022 and 2021.

In October 2019, the Company entered into five subordinated convertible notes payable for a total of $1,246,500 with owners, officers, and investors of the Company. The notes bear interest at 4.5%, with payments of interest only due every two years. The principal of the notes is due at maturity in July 2025. The note contains a conversion feature for common stock upon the occurrence of a qualified financing event, as defined in the notes payable, or at the option of the note holder at maturity. The conversion price depends on the trigger of the conversion. The balance of the notes payable was $1,246,500 at December 31, 2022 and 2021.

4.   Notes Payable, Continued:

Each investor also received 12 percent warrant coverage on their subordinated convertible notes payable.   The warrant entitles the holder to purchase the number of shares of common stock equal to 12% of the principal amount of convertible notes payable divided by $310.   The warrant exercise price of Common Stock is $350 per share, and is exercisable up to five years from the initial closing.   As part of this transaction, the Company issued 426 fully-vested warrants.   The warrants expire if unexercised by October 2024. The Company has determined that the fair value of the warrants would not have a significant impact on the financial statements.

In May 2020, the Company entered into term loan agreement with the Small Business Administration for $150,000. In 2021, the loan was amended to provide total borrowings of $500,000. The loan bears interest at 3.75%, is collateralized by substantially all the assets of the Company, and requires monthly payments, beginning after the first anniversary of the loan, of $2,516 through maturity in April 2050. The balance of the loan was $500,000 at December 31, 2022, and $499,638 at December 31, 2021.

In June 2020, the Company entered into a financing agreement with a commercial provider for $68,720.   The loan bears interest at 14.8%, is collateralized by certain equipment, and requires monthly payments of $2,347 through maturity in May 2023. The balance of the loan was $9,544 at December 31, 2022, and $32,451 at December 31, 2021.

In August 2020, the Company entered into a term loan with an investor for $1,050,000. The loan bears interest at 2.99%, is uncollateralized, and requires monthly interest-only payments until maturity in July 2025. In 2021, $800,000 of the loan was redeemed for common stock. The balance of the loan was $250,000 at December 31, 2022 and 2021.

In August 2020, the Company entered into a term loan with an investor and affiliate of an officer of the Company for $1,025,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The balance of the loan was $1,025,000 at December 31, 2022 and 2021.

In October 2022, the Company entered into a short-term loan with a commercial provider for $100,000.   The loan bears interest at 9% and is repayable in six equal monthly payments of $17,417. The balance of the loan was $66,917 at December 31, 2022.

The Company's non-interest-bearing loans totaled $1,395,000 at December 31, 2022, and $1,452,158 at December 31, 2021. The Company has determined that imputed interest expense would not have a significant impact on the financial statements.

4.   Notes Payable, Continued:

The expected maturities of long-term debt as of December 31, 2022, are as follows:

Year	Amount
2023	$ 236,960
2024	166,917
2025	3,465,516
2026	12,996
2027	13,492
Thereafter	437,975
	$ 4,333,856

5.   Stockholders' Equity:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 200,000 shares of common stock at no par value per share. In November 2022, the Company amended its articles of incorporation such that it is now authorized to issue 6,000,000 shares of common stock at no par value per share. The Company had 60,449 shares issued and outstanding at December 31, 2022 and 2021.

6.   Stock Option Plan:

The Company has granted options to certain employees pursuant to the terms of its Equity Incentive Plan. Under the 2014 Stock Plan, the maximum number of shares to be granted was 10,000. Under the 2021 Stock Plan, the maximum number of shares available to be granted was 10,000. As of December 31, 2022 and 2021, there were 7,960 shares from the 2021 Stock Plan available for future issuance. Options vest in accordance with the granting document; vesting periods range from immediately to two years.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statements of operations. The Company uses the Black-Scholes pricing model to value options.

6. **Stock Option Plan, Continued:**

A summary of the Company's stock options outstanding at December 31, 2022 and 2021 and changes during the years then ended, is presented below:

		Exercise price per share	
	Number of Options	Range of Exercise Price	Weighted Average
Outstanding, January 1, 2021	5,166	$0.01 - 350.00	$ 300.41
Granted	2,040	$0.01 - 350.00	$ 256.41
Outstanding, December 31, 2021	7,206	$0.01 - 350.00	$ 287.98
Granted	-	-	-
Outstanding, December 31, 2022	7,206	$0.01 - 350.00	$ 287.98

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2022:

Range of Exercise Prices	Options Outstanding at December 31, 2022			Options Exercisable at December 31, 2022	
	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.01	150	4.00		150	
$ 255.00	500	5.00		500	
$ 256.41	2,040	8.84		2,040	
$ 290.00	2,600	2.37		2,600	
$ 350.00	1,916	6.59		1,916	
Total	7,206		$ 287.98	7,206	$ 287.98

6.   Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2021:

Range of Exercise Prices	Shares	Options Outstanding at December 31, 2021 Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable at December 31, 2021 Shares	Weighted Average Exercise Price
$ 0.01	150	5.00		150	
$ 255.00	500	6.00		500	
$ 256.41	2,040	9.84		2,040	
$ 290.00	2,600	3.37		2,600	
$ 350.00	1,916	7.59		1,916	
Total	7,206		$ 287.98	7,206	$ 287.98

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2021 are as provided below:

	2021
Stock price	$256.41
Expected life of options (in years)	3 yrs
Exercise price	$0.01 - 350.00
Expected stock price volatility	47.80%
Discount rate - bond equivalent yield	1.20%

The Company recognized stock compensation expense of $54,489 in 2022 and $119,998 in 2021.

7. **Leases:**

The Company leases office space under a non-cancellable operating lease agreement that expires in May 2023. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the standard was adopted on the present value of the future lease payments using a discount rate of 0.11%, the estimated risk free rate. The Company elected the practical expedient to not separate the non-lease components.

The entire operating lease liability is expected to mature in 2023.

Rent expense, recorded on a straight-line basis, for 2022 and 2021 was $49,560 and is included as a component of general and administrative expenses on the accompanying statement of operations. Cash paid toward the operating lease liability exceeded rent expense by $840 in 2021 and $4,440 in 2022.

8. **Retirement Plan:**

The Company sponsors a Simple 401(k) plan for its employees. The plan is available to all full time employees upon beginning after 3 months of employment with the Company. The Company does not offer a matching contribution but may make discretionary contributions. No such contributions were made for 2022 or 2021.

9. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $7,000,000 at December 31, 2022, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

CERTIFICATION

I, Eric Hudson , Principal Executive Officer of Recycline, Inc., hereby certify that the financial statements of Recycline, Inc. included in this Report are true and complete in all material respects.

Eric Hudson
_____

CEO, President, Treasurer, Clerk, Director